This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 June 16, 2011

US$[           ]

BARCLAYS CAPITAL 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE [           ]

GENERAL TERMS:
Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Original Trade Date:		Original Issue Date:
Maturity Date:	[ ]*	CUSIP /ISIN:
Valuation Date:

Each business day from [   ] to [   ], inclusive (subject to the occurrence of a Note Market Disruption Event), or, if such date is not a Business Day, the next succeeding Business Day, not to exceed five Business Days.  We refer to [   ] as the “Initial Valuation Date” and [   ] as the “Final Valuation Date”.

Index:	Barclays Capital 10Y Treasury Futures Index™	Denominations:	Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter.
PAYMENT AT MATURITY TERMS:
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment calculated as follows:

(1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate, subject to the Maximum Payment Amount and the Minimum Payment Amount, as applicable

The Notes are only principal protected, subject to Issuer credit risk, to the extent of the Minimum Payment Amount, even if held to maturity.  If the level of the Index has not decreased as of the Final Valuation Date and the Final Index Level is greater than the Initial Index Level, the Payment at Maturity per Note will be less than the principal amount of that Note.  In addition, because the degree of principal loss in such circumstances will be determined by application of the specified Participation Rate, the Payment at Maturity may also exhibit a significant principal loss where the increase of the Final Index Level relative to the Initial Index Level is relatively small.  Accordingly, in circumstances where the Index Return is positive, the Payment at Maturity per Note may be substantially less than the principal amount of that Note, and could be as little as $[   ] per $1,000 Note (depending on the Minimum Payment Amount determined on the Original Trade Date).

Index Return:	Final Index Level – Initial Index Level	Participation Rate:	[ ]% (the actual Participation Rate will be determined on the Original Trade Date).
Initial Index Level
Initial Index Level:

The Index Level on the Initial Valuation Date.  On each Valuation Date, the Index Level will be calculated by the method described in “The Index—Calculation of the Index” in this free writing prospectus.

		Final Index Level:	The Index Level on the Final Valuation Date.
Minimum Payment Amount:	The principal amount of your Notes times [ ] (the actual Minimum Payment Amount will be determined on the Original Trade Date).	Maximum Payment Amount:	The principal amount of your Notes times [ ] (the actual Maximum Payment Amount will be determined on the Original Trade Date)
INTEREST PAYMENT TERMS:

[Interest Rate Type:]	☐ Fixed Rate ☐ Regular Floating Rate ☐ The Notes will not pay any interest
[Interest Rate:]

If the Interest Rate Type is Fixed Rate:  [[      ]% per annum]

If the Interest Rate Type is Regular Floating Rate:

[For each Interest Period, the interest rate per annum will be equal to the specified [Floating Rate] [plus applicable Spread] [[minus applicable Spread]]

*   At least 366 calendar days after the Original Issue Date.

[Spread:]	For Interest Periods commencing on or after	Spread
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
[Floating Rate:]	☐ LIBOR Designated LIBOR Page: Reuters: _______ ☐ CMS Rate
[Floating Rate Index Maturity:]
[Interest Period:]

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

[Interest Reset Dates:]	For each Interest Period [commencing on or after [ ]], the [ ] day of [ ] (or for the initial Interest Period (where no Initial Interest Rate is payable), the Original Issue Date).
[Interest Determination Dates:]	[ ] [New York] [London] Business Days prior to the relevant Interest Reset Date.
[Interest Payment Dates:]	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date.
[Day Count Convention:]	☐ 30/360 ☐ Actual/360 ☐ Actual/Actual ☐ Actual/365
OTHER TERMS:
Index Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “BXIIUS10” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in below.

Scheduled Trading Day:	Any day the Index is published that is also an Index Business Day, as determined by the Calculation Agent in its sole discretion.
Index Business Day:	Any day that the Chicago Board of Trade is scheduled to be open for trading.
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $1,000 principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)                  Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                 Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  The Notes Are Not Principal Protected and You May Lose A Significant Portion of Your Principal— The principal amount of your investment in the Notes will be protected, subject to Issuer credit risk, only to the extent of the Minimum Payment Amount (which may be as low as $0 per $1,000 Note), even if held to maturity, and accordingly you may receive less, and possibly significantly less, than the amount you invested. If the Index Level has not decreased as of the Final Valuation Date and the Final Index Level is greater than the Initial Index Level, the Payment at Maturity per Note will be less than the principal amount of that Note.  This will be true even if the value of the Index as of some date or dates prior to the Final Valuation Date would have been lower than the Initial Index Level.  In addition, because the degree of principal loss in such circumstances will be determined by application of the specified Participation Rate, the Payment at Maturity may also exhibit a significant principal loss where the increase of the Final Index Level relative to the Initial Index Level is relatively small.  Accordingly, in circumstances where the Index Return is positive, the Payment at Maturity per Note may be substantially less than the principal amount of that Note.

Moreover, if a Maximum Payment Amount is specified for the Notes and the Payment at Maturity calculated per the above is greater than that Maximum Payment Amount, your Payment at Maturity will be determined using the Maximum Payment Amount, and you will not benefit from any additional decrease in the level of the Index as of the Final Valuation Date.

•                  Index Risk— The return on the Notes is linked to the performance of the Index.  The Index reflects the returns available by maintaining a rolling position in 10-Year U.S. Treasury Notes futures contracts (the “10Y Treasury futures” and each, a “10Y Treasury futures contract”).  At any given time, the Index is comprised of a single 10Y Treasury futures contract that is either the contract closest to expiration, which is known as the “front 10Y Treasury futures contract”, or the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract.  Investing in the Notes is not equivalent to investing directly in a succession of 10-Year U.S. Treasury Notes futures contracts, and you will not have rights that investors in 10Y Treasury futures may have.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Interest Payment Risk—If specified on the cover hereof, the Notes may pay interest.  If the Interest Rate (if any) on the Notes is equal to a Floating Interest Rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, if applicable, the Floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market

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conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Capital, a division of Barclays Bank PLC, is the Index Sponsor (the “Index Sponsor”).  The Index Sponsor is responsible for the composition, calculation and maintenance of the Index.  The Index Sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the Notes. The role played by Barclays Capital, as Index Sponsor, and the exercise of discretion described herein could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC, of which Barclays Capital is a division, is the issuer of the Notes.  The Index Sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

With respect to distribution of the Notes, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date.  You may also sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes.  In general, we expect that changes in the level of the Index will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include::

o                 supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Our Business Activities May Create Conflicts of Interest—We and our affiliates expect to engage in trading activities related to futures or options on interest rates or the Index, or other derivative instruments with returns linked to futures, interest rates or the Index that are not for the accounts of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our

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affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the Notes.

•                  The Closing Price of the Relevant 10Y Treasury Futures Contract May Not Be Readily Available—The closing price of the relevant 10Y Treasury futures contract is calculated and published by the Chicago Board of Trade (CBOT). The closing price of the relevant 10Y Treasury futures contract is used to calculate the level of the Index.  Any disruption in CBOT trading of the relevant 10Y Treasury futures contract could delay the release or availability of the closing price.  This may delay or prevent the calculation of the Index.

•                  The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index—The policies of the Index Sponsor concerning the calculation of the level of the Index could affect the value of the Index and, therefore, the amount payable on the Notes at maturity and the market value of the Notes prior to maturity.  The Index Sponsor may modify the methodology for calculating the value of the Index.  In addition, under a number of circumstances the Index Sponsor may make certain changes to the way in which the Index is calculated.  The Index Sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index.  Any such changes could adversely affect the value of your Notes.  If events such as these occur, or if the value of the Index is not available or cannot be calculated for any reason, the Calculation Agent may be required to make a good faith estimate in its sole discretion of the value of the Index.

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DETERMINING PAYMENT AT MATURITY

If you hold your Notes to maturity, you will receive a cash payment calculated as follows:

(1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate, subject to (i) the Maximum Payment Amount, if applicable; and (ii) the Minimum Payment Amount.  The Notes are only principal protected, subject to Issuer credit risk, to the extent of the Minimum Payment Amount, even if held to maturity.  If the level of the Index has not decreased as of the Final Valuation Date and the Final Index Level is greater than the Initial Index Level, the Payment at Maturity per Note will be less than the principal amount of that Note.  In addition, because the degree of principal loss in such circumstances will be determined by application of the specified Participation Rate, the Payment at Maturity may also exhibit a significant principal loss where the increase of the Final Index Level relative to the Initial Index Level is relatively small.  Accordingly, in circumstances where the Index Return is positive, the Payment at Maturity per Note may be substantially less than the principal amount of that Note.

Additionally, if specified on the cover hereof, the Notes may pay interest at a Fixed Interest rate or Floating Interest Rate.  Any interest payable on the Notes will be paid on a monthly, quarterly, semi-annual or annual basis, based on the applicable Day Count Convention.  To the extent applicable, interest will not be dependent on the Index Return and will be payable on the specified Interest Payment Dates irrespective of the Payment at Maturity.

The table and examples below illustrate hypothetical Payments at Maturity per $1,000 principal amount of Notes (without reflecting any applicable interest payments).  These examples assume hypothetical Final Index Levels, as well as hypothetical values of (a) 300.00 for the Initial Index Level, (b) 200.00% for the Participation Rate, (c) a Minimum Payment Amount of $350 per $1,000 Note and (d) a Maximum Payment Amount of $2,000 per $1,000 Note.  The actual Initial Index Level will equal the closing level of the Index on the Initial Valuation Date, and the actual value of the Participation Rate, the Minimum Payment Amount and the Maximum Payment Amount will be determined on the Original Trade Date.  The Final Index Level will be determined on the Final Valuation Date.

The following results are based solely on the hypothetical examples cited; the values in the table and examples below have been chosen arbitrarily for the purpose of illustrating various payment scenarios and should not be taken as indicative of the future performance of the Index.  The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

Initial Index Level	Final Index	Index Return(1)	Payment at Maturity(2)

300.00	420.00	40%	$350.00
300.00	390.00	30%	$400.00
300.00	360.00	20%	$600.00
300.00	330.00	10%	$800.00
300.00	300.00	0%	$1,000.00
300.00	270.00	–10%	$1,200.00
300.00	240.00	–20%	$1,400.00
300.00	210.00	–30%	$1,600.00
300.00	180.00	–40%	$1,800.00
300.00	150.00	–50%	$2,000.00
300.00	120.00	–60%	$2,000.00
300.00	90.00	–70%	$2,000.00

1.     The Index Return is equal to the quotient of the Final Index Level minus the Initial Index Level divided by the Initial Index Level.

2.     $1,000 – ($1,000 x the Index Return x Participation Rate), subject to the Maximum Payment Amount and the Minimum Payment Amount

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Example 1 – On the Final Valuation Date, the Final Index Level is 210.00, which is less than the Initial Index Level of 300.00, resulting in an Index Return of –30% and a Payment at Maturity of $1,600 per $1,000 principal amount.

Because the Final Index Level is less than the Initial Index Level, the Index Return is –30.00%, which is less than 0.00%, and, as a result, you will receive a Payment at Maturity equal to $1,600 per $1,000 principal amount, calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$1,600 = $1,000 – ($1,000 x –30.00% x 200.00%)

Example 2 – On the Final Valuation Date, the Final Index Level is 120.00, which is less than the Initial Index Level of 300.00, resulting in an Index Return of –60.00%.  Because the calculation of the Payment at Maturity would result in an amount which is greater than the Maximum Payment Amount of $2,000, the Payment at Maturity would be equal to the Maximum Payment Amount, and you would receive an amount at Maturity equal to $2,000 per $1,000 principal amount of Notes.

Subject to the Maximum Payment Amount, the Payment at Maturity would be calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$2,000 = $1,000 – ($1,000 x 60.00% x 200.00%)

Because the calculation of the Payment at Maturity would exceed the Maximum Payment Amount of $2,000, the Payment at Maturity would be equal to the Maximum Payment Amount.

Example 3 – On the Final Valuation Date, the Final Index Level is 300.00, which is equal to the Initial Index Level of 300.00, resulting in an Index Return of 0.00% and a Payment at Maturity of $1,000 per $1,000 principal amount.

Because the Final Index Level is equal to the Initial Index Level, the Index Return is 0.00%.  As a result, you will receive a Payment at Maturity equal to $1,000 per $1,000 principal amount, with no additional return, calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$1,000 = $1,000 – ($1,000 x 0% x 200.00%)

Example 4 – On the Final Valuation Date, the Final Index Level is 360.00, which is greater than the Initial Index Level of 300.00, resulting in an Index Return of 20.00% and a Payment at Maturity of $600 per $1,000 principal amount.

Because the Final Index Level is greater than the Initial Index Level, the Index Return is 20.00%, which is greater than 0.00%; as a result, you will receive a Payment at Maturity equal to $600 per $1,000 principal amount (a loss of $400 per $1,000 principal amount), calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$600 = $1,000 – ($1,000 x 20% x 200.00%)

Example 5 – On the Final Valuation Date, the Final Index Level is 420.00, which is greater than the Initial Index Level of 300.00, resulting in an Index Return of 40.00% and a Payment at Maturity of $350 per $1,000 principal amount.

Because the Final Index Level is greater than the Initial Index Level, the Index Return is 40.00%, which is greater than 0.00%; as a result, you will receive a Payment at Maturity equal to $350 per $1,000 principal amount (a loss of $650 per $1,000 principal amount), calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$200 = $1,000 – ($1,000 x 40% x 200.00%)

Because the calculated amount above is less than the Minimum Payment Amount, your Payment at Maturity will equal will the Minimum Payment Amount of $350 per $1,000 principal amount.

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THE INDEX

The Barclays Capital 10Y Treasury Futures Index™ (the “Index”) reflects the returns available by maintaining a rolling position in 10-Year U.S. Treasury Notes futures contracts (the “10Y Treasury futures” and each, a “10Y Treasury futures contract”).  10Y Treasury futures are legally binding agreements for the buying or selling of U.S. Treasury notes at a fixed price for physical settlement on a future date.  Each 10Y Treasury futures contract has a face value of $100,000 and requires the delivery of a U.S. Treasury bond with a remaining maturity term of no more than ten years and no less than six years and six months. 10Y Treasury futures are traded on the Chicago Board of Trade (“CBOT”).  The closing prices of 10Y Treasury futures are calculated by CBOT and reported on Bloomberg under symbol “TY”.  As used herein, an “Index Business Day” means any day that CBOT is scheduled to be open for trading.

At any given time, the Index is comprised of a single 10Y Treasury futures contract that is either the contract closest to expiration, which is known as the “front 10Y Treasury futures contract”, or the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract.  The Index maintains its exposure to 10Y Treasury futures by closing out its position in the expiring front 10Y Treasury futures contract and establishing a new position in the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract, a process referred to as “rolling.”  The Index rolls into the next 10Y Treasury futures contract three Index Business Days before the end of the month immediately preceding the upcoming delivery month for the front 10Y futures contract (each such date, a “roll date”). The “delivery months” of 10Y Treasury futures are March, June, September and December, and their corresponding roll dates fall in the months of February, May, August and November.

The Index is maintained and calculated by Barclays Capital (the “Index Sponsor”), a division of Barclays Bank PLC, and is denominated in U.S. dollars.  The Index Sponsor calculates the level of the Index at the close of business, London time, on each Index Business Day with respect to the prior Index Business Day and publishes it on http://www.barcap.com/indices shortly thereafter.  The level of the Index is also reported on Bloomberg page BXIIUS10.

Calculation of the Index

The level of the Index is deemed to have been 100 on January 15, 1997, which we refer to as the “index commencement date”.  On any given Index Business Day (for purposes of this section, a “Valuation Date”), the level of the Index is equal to:

where:

“It” means the level of the Index on the Valuation Date;

“It-1” means the level of the Index on the Index Business Day that immediately precedes the Valuation Date;

“Ft” means the closing price of the relevant 10Y Treasury futures contract on the Valuation Date.  On the roll date, Ft is calculated using the front 10Y Treasury futures contract.  On the day following the roll date and thereafter, Ft is calculated using the next futures contract that is scheduled to expire (which becomes the front 10Y Treasury futures contract after the current front 10Y Treasury futures contract expires); and

“Ft-1” means the closing price of the relevant 10Y Treasury futures contract on the Index Business Day that immediately precedes the Valuation Date.  On the roll date, Ft-1 is calculated using the front 10Y Treasury futures contract.  On the day following the roll date and thereafter, Ft-1 is calculated using the next futures contract that is scheduled to expire (which becomes the front 10Y Treasury futures contract after the current front 10Y Treasury futures contract expires).

The Index is calculated at the close of business, London time, on each Index Business Day with respect to the prior Index Business Day.

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Modifications to the Index

The Index Sponsor does not presently intend to modify the method of calculating the Index as described above.  However, under certain circumstances described in this section, the Index Sponsor may, in its sole discretion, make modifications to the Index.  The Index Sponsor will promptly publish any such modifications on http://www.barcap.com/indices/.

Changes in 10Y Treasury Futures

If, in the sole discretion of the Index Sponsor, a “potential adjustment event” occurs with respect to the 10Y Treasury futures, the Index Sponsor may replace the 10Y Treasury futures with other futures contracts that it determines, in its sole discretion, are comparable for purposes of the Index to the 10Y Treasury futures being replaced.

A “potential adjustment event” includes any of the following:

•                               a change to the calculation methodology of the daily closing prices of 10Y Treasury futures;

•                               the occurrence of an event that causes CBOT not to calculate the daily closing prices of 10Y Treasury futures; and

•                               any event that the Index Sponsor determines may lead to any of the foregoing events.

Upon any replacement by the Index Sponsor of 10Y Treasury futures following a potential adjustment event, the Index Sponsor may make any adjustments to the Index as may, in its sole discretion, be required to render the Index comparable to the Index prior to the occurrence of the potential adjustment event.

Index Market Disruption and Force Majeure Events

If an “index market disruption event” or a “force majeure” event occurs or is continuing on any Index Business Day that, in the Index Sponsor’s sole discretion, affects the Index or the 10Y Treasury futures, the Index Sponsor may:

•                               make such determinations and/or adjustments to the terms of the Index as it deems appropriate in order to determine the level of the Index on such day (if such day is an Index Business Day);

•                               defer publication of information relating to the Index until the next Index Business Day on which such index market disruption or force majeure event, as applicable, is not continuing; and

•                               if such Index Business Day is a roll date, postpone such roll date to the next Index Business Day on which such index market disruption or force majeure event, as applicable, is not continuing.

Any of the following will constitute an “index market disruption event”:

•                               the occurrence or existence, on any Index Business Day at or during the one-hour period before the index valuation time, in relation to the 10Y Treasury futures (1) a suspension of, or limitation imposed on, trading on CBOT, or (2) any event that disrupts or impairs (as determined by the Index Sponsor in its sole discretion) the ability of market participants in general to effect transactions in relation to, or to obtain market values of, 10Y Treasury futures;

•                               the declaration of a general moratorium in respect of CBOT activities;

•                               on any Index Business Day, the failure of CBOT to publish the values of 10Y Treasury futures; or

•                               on any Index Business Day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in 10Y Treasury futures.

A “force majeure event” is an event or circumstance (including without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor (in its sole discretion) determines affects the Index or the 10Y Treasury futures.

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Taxation

If at any time the Index Sponsor determines that, as a result of a change in taxation (including, but not limited to, any tax imposed on the Index Sponsor or its affiliates), it is necessary to change the 10Y Treasury futures or the method of calculating the Index, in order to offset the effect of such taxation, the Index Sponsor may make such change or changes in its sole discretion.

Cessation of Trading and Other Termination Events

The Index Sponsor may, in its sole discretion, discontinue calculating the Index if any of the following events occurs:

•                               If 10Y Treasury futures cease (or will cease) to be publicly quoted for any reason and are not immediately re-listed on a quotation system in a manner acceptable to the Index Sponsor; or

•                               if, after the occurrence of a potential adjustment event, an adjustment in the determination of the Index Sponsor is not possible or not reasonably practical for any reason.

Change in Methodology

While the Index Sponsor currently employs the methodology described herein to rebalance and calculate the Index, it is possible that market, regulatory, juridical, financial, fiscal or other circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting 10Y Treasury futures) will arise that would, in the view of the Index Sponsor, necessitate a modification or change of such methodology.

Discontinuance, Modification or Unavailability of the Index

If the Index Sponsor discontinues publication of the Index, and Barclays Capital or any other person or entity publishes an index that the Calculation Agent determines is comparable to the Index and the Calculation Agent approves such index as a successor index, then the Calculation Agent will determine the value of the Index on the applicable Valuation Date and the amount payable at maturity by reference to such successor index.

If the Calculation Agent determines that the publication of the Index is discontinued and there is no successor index, or that the closing value of the Index is not available for any reason, on the date on which the value of the Index is required to be determined, the Calculation Agent will determine the amount payable by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the Index or the method of calculating the Index has been changed at any time in any respect, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, or is due to any other reason — then the Calculation Agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date is equitable.

If the Calculation Agent determines that the value of the Index is not available, the Calculation Agent may postpone any Valuation Date, including the Final Valuation Date, and thus postpone the Maturity Date until the value of the Index becomes available. Notwithstanding the foregoing, in the event that a Valuation Date is postponed until the fifth Business Day following a scheduled Valuation Date, but the value of the Index is not available, that day shall nevertheless be a Valuation Date, and the Calculation Agent shall determine the value of the Index for purposes of the Notes on such day.

All determinations and adjustments to be made by the calculation agent may be made in the Calculation Agent’s sole discretion.

Trademark

The Barclays Capital 10Y Treasury Futures Index™ is a trademark of Barclays Bank PLC.

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Disclaimer

The Index Sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the Index Sponsor shall have no liability for any errors, omissions, or interruptions therein.

The Index Sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index.  The Index Sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein.  Without limiting any of the foregoing, in no event shall the Index Sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the Index Sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the level of the Index (or failure to publish such value) and any use to which any person may put the Index or the level of the Index. In addition, although the Index Sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the level of the Index, the Index Sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Based on the terms and conditions of the Notes at the time of the Original Trade Date, we intend to treat the Notes either as “contingent payment debt instruments” treated as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement or as executory contracts treated as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement.  We intend to indicate in the final pricing supplement filed prior to the issuance of the Notes whether we intend to treat the Notes as contingent payment debt instruments or as executory contracts.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for U.S. federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.]2

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.]3

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

2     To be included for “variable price re-offers” if the final pricing supplement specifies that the Notes are treated as contingent payment debt instruments for U.S. federal income tax purposes.

3     To be include if the Notes may still be outstanding on January 1, 2013.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three Index Business Days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

BARCLAYS CAPITAL 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE [   ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO THE PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)